Exhibit 10.1
March 27, 2009
Mr. R. Brooks Borcherding
225 Shore Road
Belle Haven
Greenwich, CT 06830
Dear R. Brooks,
NaviSite, Inc. (“NaviSite”) is pleased to extend an offer of employment to you for the “new” position of SVP of Sales and Chief Revenue Officer (CRO). We believe that your experience and skill set is an excellent fit with our team and strategy, and that you’ll contribute strongly to our growing organization. We look forward to welcoming you on a start date to be determined.
In the position of SVP of Sales and CRO you will report directly to Arthur Becker, CEO. The bi-weekly salary for this position is $7,692.31 (equivalent to $200,000 on an annualized basis), less applicable withholdings. Additionally, you will be eligible for participation in an annual bonus plan with on-target earnings of $325,000 based on achieving set company new monthly recurring revenue (“MRR”) bookings targets. The MRR target will be set at a rate of $4 million per year or $1 million per quarter. The MRR target will be pro-rated for the remainder of FY 2009 and will be for the full amount in FY 2010.
•	For FY 2009 you are guaranteed to receive a fourth quarter FY2009 bonus of 75% of one quarter of your annual on-target bonus, to be paid within 45-days after quarter’s end.

•	For FY 2010 you will receive 100% of your quarterly bonus if the Company achieves new MRR bookings of $1 million per quarter. You will receive a prorated bonus for performance both below and above your target achievement.
For example, on a quarterly basis, your bonus will be 85% of $81,250 if the Company achieves new MRR bookings of $0.85 million (85% of the $1 million target). Your bonus will be 115% of $81,250 if the Company achieves $1.15 million in new MRR bookings (115% of the $1 million target). If the Company achieves less than 75% of the $1 million in new MRR bookings, there will be no bonus paid. The new MRR bonus will
400 Minuteman Road
Andover, MA 01810
p  978.682.8300
f   978.688.8100
www. navisite.com

be paid quarterly but measured on a year-to-date basis for the calculation of on-target earnings.
Subject to the approval of NaviSite’s Board of Directors, you will be granted 200,000 shares of NaviSite restricted stock. These shares will vest and become exercisable (“vest”) as to 25% of the original number of shares on the sixth month anniversary from date of grant and thereafter in equal amounts monthly over the next 36 months.
•	The vesting of these shares will accelerate upon a change of contral in NaviSite, provided the change of control is not a transaction by the current majority owners, Atlantic investors, LLC.

•	If a change of control occurs within six months of your start date, 50% of the shares will vest. If a change of control occurs after six months of your start date, 100% of the shares will vest.

•	NaviSite will pay you twelve months of severance pay (“the Severance Pay”), if you are terminated without cause. Payment of such severance will be based upon the receipt of a signed Severance Agreement & General Release. Severance payments will be paid on a bi-weekly basis, as a salary continuation, less applicable deductions, taxes and employee benefits. This severance will continue until you find alternative employment, or for twelve months, whichever comes first.

•	You will be given the President title within (3) three quarters of joining Navisite. At that time, new bonus targets will be discussed. These targets will include both sales of new MRR bookings and EBITDA. The annual growth rate for new MRR bookings will be expected to be in the 20% range, with annual EBITDA targets growing in the 25% range on a yearly basis.

•	NaviSite provides a variety of group benefits for regular employees (full or part-time working at least 30 hours per week). Benefits may include, but are not limited to medical, dental, 401(k), flexible spending accounts, employee assistance program, life insurance and accidental death and dismemberment. Eligible regular employees may participate as of their date of hire. Employee benefits shall be in accordance with company policies which may be amended from time to time. The Company reserves the right to revise or discontinue any or all of its benefit plans, at any time, in the Company’s sole discretion.
This offer of employment with NaviSite is contingent upon the successful completion of our standard reference checking process and background check with results that are determined, at the sole discretion of NaviSite, to be satisfactory. The receipt of responses for such information may be received by NaviSite post hire.

As an employee of NaviSite, you will be provided with a copy of NaviSite’s Employee Handbook, outlining personnel policies and procedures. You will be required to read this material thoroughly, and sign and return the “Receipt and Acknowledgement of NaviSite’s personnel policies and procedures” within (3) three days of your start date with the Company. Any questions regarding NaviSite policy should be directed to your Human Resources Business Partner for clarification.
Your employment with NaviSite is “at-will”, and is also contingent upon the following:
•	Signing NaviSite’s Non-Competition Agreement, Employee Inventions and Proprietary Rights Assignment Agreement, Code of Business Conduct and Ethics, and Anti-Harassment Policy Acknowledgement.

•	Submitting satisfactory proof of your identity and legal authorization to work in the United States (as required by the Immigration and Control Act of 1986). The enclosed sheets specify the types of documents that may be submitted as proof. You must exhibit originals of these document(s) within the first three (3) business days of your start date with NaviSite. Non-compliance with the I-9 requirements may include disciplinary action up to and including termination of employment.
In the event of any dispute or claim relating to or arising out of your employment with NaviSite, this agreement, or the termination of your employment (including, but not limited to, any claims of wrongful termination or age, sex, disability, race or other discrimination), you and NaviSite agree that all such disputes shall be fully, finally and exclusively resolved by binding arbitration conducted by the American Arbitration Association in the state in which you work, and we waive our rights to have such disputes tried by a court or jury.

We’re thrilled you will be joining Navisite and look forward to you starting as soon as possible.
This letter will serve as an outline of the terms and conditions of our agreement.

Sincerely,

Cheryl Brody
VP, Human Resources

/s/ R. Brooks Borcherding	4/3/09	4/13/09
R. Brooks Borcherding	Date	Start Date